November 28, 2007

Mail Stop 4561

<u>**Via U.S. Mail and Fax (212-785-5867)**</u>
Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

> RE: **China Agro Sciences Corp.**
> **Forms 10-K and 10-K/A for the period ended September 30, 2006**
> **Filed January 16, 2007 and January 24, 2007**
> **File No. 0-49687**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on August 13, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3780 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant